Pricing Supplement Addendum No. 2 dated May 9, 2013
to Pricing Supplement dated April 26, 2013,
Prospectus Supplement dated March 22, 2012
and Prospectus dated March 22, 2012

HSBC USA Inc. $24,742,000 Fixed to Floating Rate Notes

On April 24, 2013, April 25, 2013, April 26, 2013, April 29, 2013, April 30, 2013, May 1, 2013, May 2, 2013, May 3, 2013 and May 6, 2013, HSBC USA Inc. offered an aggregate principal amount of $18,677,000 of the Notes, which we refer to together as the "previously priced notes." An additional $6,065,000 of the Notes are being offered hereby, which we refer to as the "additional notes." We refer to the previously priced notes and the additional notes together as the "Notes." The additional notes will have identical terms and conditions as the previously priced notes and will be consolidated with and form a single tranche with the previously priced notes. On the original issue date, we will issue Notes with an aggregate principal amount of $24,742,000. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the Notes.

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
	After the issuance of the previously priced notes and an aggregate principal amount of $6,065,000 of the additional notes that priced on May 7, 2013, May 8, 2013 and May 9, 2013, the aggregate principal amount of the Notes of this tranche will be $24,742,000.
CUSIP/ISIN:	40432XEY3/US40432XEY31
Trade Dates (previously priced notes):	April 24, 2013, April 25, 2013, April 26, 2013, April 29, 2013, April 30, 2013, May 1, 2013, May 2, 2013, May 3, 2013 and May 6, 2013
Trade Dates (additional notes):	May 7, 2013, May 8, 2013 and May 9, 2013
Original Issue Date:	May 15, 2013
Maturity Date:	May 15, 2023
Price to Public:	HSBC USA Inc. sold the additional notes at varying prices. HSBC USA Inc. may continue offering the Notes from time to time after the date of this pricing supplement addendum, in one or more negotiated transactions at varying prices determined at the time of each sale. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of the accompanying pricing supplement.
Underwriting Discount Per Note/Total (for all Notes):	$10.11/$250,123.00. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of the accompanying pricing supplement.
Proceeds to Issuer Per Security / Total (for all Notes):	$989.89/$24,491,877.00
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or adequacy of this pricing supplement addendum or the accompanying pricing supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the additional notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.